

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Michael Linacre
Chief Financial Officer
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, Pennsylvania 19341

  Re: Innovative Solutions and Support, Inc.
    Registration Statement on Form S-3
    Filed September 23, 2022
    File No. 333-267595

Dear Michael Linacre:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Steve Leitzell